NEWS RELEASE

RepliCel Launches Preparations for Second Skin Rejuvenation and Tendon Regeneration Clinical Studies

Clinical research organization, Accerise Inc., has been retained to work with RepliCel and its other service providers to prepare study documentation, plans, and approvals for clinical evaluation by multiple clinical sites in Japan

VANCOUVER, BC, CANADA – 19 May 2021 – RepliCel Life Sciences Inc. (OTCQB: REPCF) (TSXV: RP) (FRA:P6P2) (“RepliCel” or the “Company”), a company developing next-generation technologies in aesthetics and orthopedics, is pleased to announce that it has retained leading clinical research organization, Accerise Inc, with offices in Tokyo and Osaka, to lead the planning and preparations for clinical research studies of RepliCel’s skin rejuvenation (RCS-01) and tendon regeneration (RCT-01) cell therapy products in Japan.

Accerise will support RepliCel’s clinical advisors, Professor Morita and Professor Kumai, in the design of the clinical study protocols, procuring the collaboration of all clinical sites, obtaining all necessary approvals from institutional research boards (IRBs), oversight committees, and the Ministry of Health, Labour and Welfare (MHLW) including certification, training, and the establishment of the necessary systems for independent clinical study management to ensure the studies produce high-quality GCP-compliant data. This will also include certification of RepliCel’s contract manufacture for the manufacture of RepliCel’s cell therapy products for use in these clinical studies.

Both cell therapies have been the subject of successful phase 1 studies in Germany and Canada. The next-phase clinical research studies in Japan will be conducted under that country’s Act for Safety of Regenerative Medicine (ASRM) and, upon successfully meeting its endpoints, could lead to a commercial launch of the products in Japan.

About Accerise, Inc
ACCERISE was established in 2004 and provides comprehensive support for clinical development in Japan including planning of development strategies, GAP analysis prior to development in Japan, PMDA consultation, clinical trial management, and regulatory approval applications. Also, the company operates CRA dispatch and professional recruitment services that meet clients’ needs. ACCERISE set up a joint venture with Hangzhou Tigermed Consulting Co., Ltd. in 2020 and are also focusing on clinical development support in Asia. https://accerise.co.jp/english/

About RepliCel’s First-in-Japan Strategy

RepliCel was one of the first foreign regenerative medicine companies to have a Japanese partnership in 2013.  In 2015 RepliCel was one of the first foreign regenerative medicine companies to initiate a consultation process, under the new regulations for regenerative medicine products, with Japan’s PMDA (Pharmaceuticals and Medical Device Agency). In 2016, RepliCel’s licensee, Shiseido Company, was one of the first companies to fund and manufacture a product for use in a clinical study under the newly legislated Act for the Safety of Regenerative Medicine (ASRM).

RepliCel aims to be one of the first foreign regenerative medicine companies based outside of Asia to directly engage in a clinical study of a cell therapy product under the ASRM regulatory pathway to commercialization. RepliCel will also be one of the first such companies to apply for certification of a manufacturing facility outside of Asia for the production of a cell therapy product to be imported for use in a clinical study governed by the ASRM regulations.

About RepliCel's Programs in Japan

RepliCel is currently preparing for the clinical testing and commercialization of three additional technologies in Japan.  These include two cell therapies - one for skin rejuvenation and one for tendon regeneration - and a next-generation dermal injector for aesthetic treatments involving a wide variety of injectable substances including cells, PRP, muscle paralysis toxins, fillers, enzymes, drugs, other biologics, etc.

The RepliCel cell therapy technology which is the subject of active, ongoing partnership discussions in Japan has already been the subject of two successfully completed consultations with Japan's Pharmaceutical and Medical Devices Agency (PMDA). Planning for clinical research studies under Japan's Act for the Safety of Regenerative Medicines (ASRM) is already underway. Manufacturing of the clinical product will be performed by a Japanese-owned contract manufacturer preparing now for PMDA-certification under Japan's Ministry of Health, Labour, and Welfare (MHLW) applicable guidelines. Conduct of the clinical research studies will be managed by a high-quality Japanese clinical research organization.

About RepliCel Life Sciences

RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun-damaged skin, pattern baldness, and chronic tendon degeneration. These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function. These cell therapy product candidates are based on RepliCel’s innovative technology, utilizing cell populations isolated from a patient’s healthy hair follicles.

The Company’s product pipeline is comprised of RCT-01 for tendon repair, RCS-01 for skin rejuvenation, and RCH-01 for hair restoration. RCH-01 is exclusively licensed in Asia to Shiseido Company. RepliCel maintains the rights to RCH-01 for the rest of the world. RCT-01 and RCS-01 are exclusively licensed in Greater China to YOFOTO (China) Health Company. RepliCel and YOFOTO are currently co-developing these products in China. RepliCel maintains the rights to these products outside of Greater China.

 RepliCel has also developed a proprietary injection device, RCI-02, and related consumables, which is expected to improve the administration of its cell therapy products and certain other injectables. YOFOTO has exclusively licensed the commercial rights for the RCI-02 device and consumables in Greater China for dermatology applications and is expected to first launch the product in Hong Kong upon it being approved for market launch in either the United States or Europe.

 Please visit www.replicel.com for additional information.

 Notable Facts:

 •    RepliCel's three cell therapy products have now been tested in over 100 patients in four countries on three continents having been successfully reviewed by three regulatory agencies.

 •    RepliCel now has key strategic partners in the United States, China, and Japan each of which is now investing heavily in the further clinical testing and development of RepliCel's products for their markets. Data from each of the clinical programs will strengthen the product development initiatives for RepliCel and its other partners worldwide.

For more information, please contact:
Lee Buckler, CEO and President
info@replicel.com

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